SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[November 12, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
FRANKLIN RESOURCES INC.’S HOLDINGS IN METSO

SIGNATURES

Date     November 12, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

FRANKLIN RESOURCES
INC.’S HOLDINGS IN METSO

(Helsinki, Finland, November 12, 2004) – Metso Corporation (NYSE: MX; OMX: MEO) has been informed about the change in the holding of the funds managed by Franklin Resources, Inc. of the paid up share capital of Metso Corporation. The funds managed by Franklin Resources, Inc. owned Metso’s shares and ADR’s on November 10, 2004 as follows

Templeton Global Advisers, Ltd.	3,527,031 shares
Templeton Investment Counsel, LLC	427,160 shares
Franklin Templeton Investment Mgmt. Ltd.	1,767,985 shares
Franklin Templeton Investments Corp.	70,066 shares
Franklin Templeton Investments (Asia) Ltd.	966,920 shares
Total	6,759,162 shares

This holding amounts to 4.96 percent of the paid up share capital and the total votes of Metso Corporation after being, on the basis of their previous announcement, 5.17 percent on June 12, 2002.

In addition, Franklin Resources, Inc. has voting authority representing 2.20 percent of total shares as follows:

Templeton Global Advisers Ltd.	17,278 shares
Templeton Investment Counsel, LLC	2,650,358 shares/ADRs
Franklin Templeton Investment Mgmt. Ltd.	75,040 shares
Franklin Templeton Investments Corp.	39,780 shares
Franklin Templeton Investments (Asia) Ltd.	5,535 shares
Total	2,787,991 shares/ADRs

Total amount of voting rights managed by the funds of Franklin Resources, Inc. represented 7.01 percent of Metso’s paid up share capital after being, on the basis of their previous announcement, 6.30 percent on June 12, 2002.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 23,000 employees in over 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Harri Luoto, SVP, General Counsel, Metso Corporation, tel. +358 204 843 240
Eeva Mäkelä, VP, Investor Relations, Metso Corporation, tel. +358 204 843 253

or

Helena Aatinen, Senior Vice President, Corporate Communications and Stakeholder Relations,
Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.